Exhibit 99.4

Consent OF PAUL PION

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of CF Finance Acquisition Corp. II (the “Company”), originally filed on August 7, 2020, and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: August 13, 2020

/s/ Paul Pion
Paul Pion